

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

August 07, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Martin Pak Wai Keung
Chief Financial Officer
Man Sang Holdings, Inc.
Suites 2208-14, 22/F
Sun Life Tower, The Gateway, 15 Canton Road
Tsimshatsui, Kowloon, Hong Kong

> **Re:** **Man Sang Holdings, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed June 27, 2008**
> **File No. 001-32592**

Dear Mr. Keung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Fiscal Year Ended March 31, 2008

Item 7 Management's Discussion and Analysis, page 25

Critical Accounting Policies and Estimates, page 35

Long-lived assets, page 36

1. Tell us and disclose your goodwill impairment policy (recognition and
   measurement) in accordance with paragraphs 19-22 of SFAS 142. Clarify and
   distinguish the policy from that for long lived assets to be held and used pursuant
   to paragraphs 7-8 of SFAS 144.

Item 9A. Controls and Procedures, page 38

Evaluation of Disclosure Controls and Procedures, page 38

2. Tell us how you were able to provide true and accurate Item 9A disclosures
   regarding Controls and Procedures in your Form 10-K. The material control
   weakness disclosed in the section appears to indicate you may lack the necessary
   disclosure controls and procedures, as well as internal controls necessary to
   provide true and accurate Item 9A disclosures. Please advise.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

3. Refer to the disclosures on real estate operations on page 29. We note that you
   recognized HK$ 228 million presales of phase one market units in the CP&J
   project as revenues during the fourth fiscal quarter 2008. In that regard, explain to
   us what do you meant by the "presales" arrangement. Advise us and expand your
   disclosures on how you apply SFAS 66 and SAB Topic 13 in recognizing
   revenues for these units.

Note 8. Real Estate Investment, page F-18

4. We note your disclosures that "[p]art of shops in the market centre in Zhuji is held
   for sale and part of it is held for lease". Please separately classify the appropriate
   portion of the real estate as held for sale or tell us why you are not required to do
   so.

5. Provide us a rollforward schedule of your real estate investment from FY 2007 to FY 2008. Tell us and disclose the nature of the HK$10.5 million gain on sale of real estate investment in 2008.

6. Provide Schedule III – Real Estate and accumulated deprecation pursuant to Rule 5-04 of Regulation S-X.

Note 19 Concentrations of Credit Risk and Major Customers, page F-27

7. We note the significant increase in account receivables balances from 2007 to 2008. Please tell us the drivers behind the increase. Explain to us why the related allowance for doubtful accounts decreased from 2007 to 2008 in light of the significant increase in account receivable balances.

8. Explain to us the circumstances that led to the write-back of HK$5.3 million or reduction to the allowance for doubtful accounts in 2008. Tell us and disclose your accounting policy regarding the reduction of allowance for doubtful accounts here and in MD&A on page 35.

Note 21 Segment Information, page F-27

9. Please revise to include segments' interest revenue and interest expense pursuant to paragraph 27 of SFAS 131.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief